15046249

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

SEC FILE NUMBER
8- 67277

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newcastle Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

127 Woodhaven Drive
(No. and Street)

Avon	Connecticut	06001-2432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul A. Adkins 860-673-2972
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shedjama, Inc. dba Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1907 Kossuth Street	Lafayette	Indiana	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul A. Adkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newcastle Distributors LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARA GRIFFIN
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2018

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~. Cash Flow
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWCASTLE DISTRIBUTORS LLC

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2014
(with supplementary information)

NEWCASTLE DISTRIBUTORS LLC
Independent Auditors' Report, Financial Statements and Supplemental Information
As of and for the Year Ended December 31, 2014

TABLE OF CONTENTS

Independent Auditors' Report 2

Financial Statements

Statements of Financial Condition 3

Statements of Operations and Changes in Member's Equity 4

Statements of Cash Flows 5

Notes to the Financial Statements 6

Supplemental Information

Computation of Net Capital and Aggregate Indebtedness Pursuant to Tule 15c3-1 of the Securities and Exchange Commission 9

Independent Auditors' Report on Internal Control Under SEC Rule 17a-5(g)(1) 10

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Members of
NEWCASTLE DISTRIBUTORS, LLC
Avon, CT

Report on the Financial Statements

We have audited the accompanying financial statements of NEWCASTLE DISTRIBUTORS, LLC (a Connecticut limited liability company), which comprise the statement of financial condition as of DECEMBER 31, 2014, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. NEWCASTLE DISTRIBUTORS, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of NEWCASTLE DISTRIBUTORS, LLC as of DECEMBER 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of NEWCASTLE DISTRIBUTORS, LLC's financial statements. The supplemental information is the responsibility of NEWCASTLE DISTRIBUTIORS, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

NEWCASTLE DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

		2014
ASSETS		
Cash and cash equivalents	$	13,023
Certificates of deposit		24,848
Accounts receivable		10,000
Prepaid expenses		4,649
TOTAL ASSETS	$	52,520
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses	$	12,064
Total Liabilities		12,064
Member's equity		40,456
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	52,520

NEWCASTLE DISTRIBUTORS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE	
Commissions and services fees	$ 120,000
TOTAL REVENUE	$ 120,000
EXPENSES	
Professional fees	28,120
Commissions and other expenses	68,000
Registration fees	4,886
Advertising and marketing	16,807
Insurance and other expense	1,375
TOTAL EXPENSES	119,188
Net Gain from Operations	812
Other Income	
Interest Income	56
Net Income	868
Member's equity, beginning of year	39,588
Capital contributions	-
Member's euity, end of year	$ 40,456

NEWCASTLE DISTRIBUTORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013 AND 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	868
(Increase) decrease in operating assets:		
Accounts receivable		10,000
Prepaid expenses		(855)
Increase (decrease) in operating liabilities:		
Accrued expenses		(374)
Net Cash Provided by (Used in) Operating Activities		9,639
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from Certificates of Deposit		24,792
Purchase of Certificates of Deposit		(24,848)
Net Cash Provided by (Used in) Investing Activities		(56)
Net increase (decrease) in cash		9,583
Cash - beginning of year		3,440
Cash - end of year	$	13,023

Notes to the Financial Statements
As of and for the Years Ended December 31, 2014

Note 1 -General

Organization - Newcastle Distributors, LLC (the Company) was formed in December 2005 as a limited liability company under the laws of the State of Connecticut. As such, the owner (the Member) is not liable for the debts of the Company. The Company is a registered broker-dealer located in Avon, Connecticut.

Description of Business - As a securities broker and dealer and an investment advisor, the Company is engaged in various securities and brokerage activities, servicing a diverse group of institutional investors.

The Company is registered with the Securities and Exchange Commission, the Municipal Securities Rulemaking Board (MSRB), the Securities Investor Protection Corporation (SIPC). and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is subject to federal and state security laws, as well as FINRA and MSRB regulations.

The Company is subject to the net capital requirement under Rule 15c3-1 of the Securities and Exchange Act of 1934 (the Act). The Company does not hold funds or securities for, or owe funds or securities to customers, and as such, is exempt from the reserve requirement provisions of the Act under the exemption provisions found within Rule 15c3-3 (k)(2)(i).

Note 2 -Summary of Significant Accounting Policies

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Cash - In general, the Federal Depository Insurance Corporation (FDIC) insures cash balances up to $250,000 per depositor, per bank. The FDIC also provides separate unlimited coverage for deposit accounts that meet the definition of non-interest bearing accounts. It is the Company's policy to monitor the financial strength of the banks that hold its deposits on an ongoing basis.

Certificates of Deposit - The Company holds two certificates of deposit with original maturities of six and twelve months, individually. The certificates of deposit are subject to early withdrawal penalties of one month's interest. FINRA has advised the Company that this penalty should be considered as a 'haircut' in it net capital computation.

Income Taxes - The Company has elected to be treated as an LLC under the Internal Revenue Code, having the Company's income treated for federal income tax purposes substantially as if the Company were a partnership. The Member's respective equitable shares in the net income of the Company are reportable on the individual's tax return. Accordingly, the financial statements reflect no provision or liability for federal income taxes.

FASB ASC 740, *"Income Taxes"*, establishes a threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. FASB ASC 740 is to be applied to all open tax years as of the date of effectiveness. The Company's prior three tax years are open and subject to examination by the Internal Revenue Service.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Subsequent Events - Subsequent events have been evaluated through January31, 2015 the date through which the financial statements were available for issuance. Management believes there are no subsequent events having a material impact on the financial statements.

Note 3--Trading Activities

The Company is not engaged in trading activities and only provides securities brokerage and investment advisory services to third-party clients.

The Company can be exposed to market risk on certain investments it holds. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices or other factors. The level of market risk is

influenced by the volatility and the liquidity of the financial markets.

The Company also can be exposed to credit risk, which is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless (default risk). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. As of December 31, 2013 and 2012, the Company does not believe it has any exposure to credit risk or market risk. The Company held no investments as of December 31, 2013 and 2012, other than cash and certificates of deposit.

Note 4 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Act (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

As of December 31, 2014, the Company had qualified net capital of $30,802 with a minimum net capital requirement of $5,000. The ratio of aggregate indebtedness to net capital was .39 to 1 for December 31, 2014.

Note 5 - Concentrations of Credit Risk

During the course of its operations, the Company grants credit to certain institutions under commission arrangements. Credit granted to these institutions is unsecured and subject to losses. Management closely monitors the institutions to which it grants credit and does not see this risk of loss as significant.

During the year ended December 31, 2014 all of the Company's fees were earned from one customer. As of December 31, 2014, the entire accounts receivable balance was due from that one customer.

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Members of
NEWCASTLE DISTRIBUTORS, LLC
Avon, CT

We have audited the financial statements of NEWCASTLE DISTRIBUTORS, LLC as of and for the year ended December 31, 2014, and our report thereon dated FEBRUARY 25, 2015, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained as, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

NEWCASTLE DISTRIBUTORS, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	40,456
less nonallowable assets from Statement of Financial Condition		(9,649)
Total ownership equity qualified for Net Capital	$	30,807
Haircuts on securities		(5)
Net Capital before haircuts on securities positions	$	30,802
Aggregate indebtedness	$	12,064
Minimum net capital required (6 2/3% of liabilities)	$	805
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement		5,000
Excess net capital		25,802
COMPUTATION OF AGGREGATE INDEBTEDNESS		
(A) - 10% of Total aggreate indebteness		1,206
(B) - 120% of Minimum net capital requirement		6,000
Net Capital Less the greater of (A) or (B)	$	24,802
Percentage of Aggregate Indebtedness to Net Capital		39.17%

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Members of
NEWCASTLE DISTRIBUTORS, LLC
Avon, CT

In planning and performing our audit of the financial statements of NEWCASTLE DISTRIBUTORS, LLC as of and for the year ended December 31 ,2014, in accordance with auditing standards generally accepted in the United States of America, we considered NEWCASTLE DISTRIBUTORS, LLC'S Internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of NEWCASTLE DISTRIBUTORS, LLC'S internal control. Accordingly, we do not express an opinion on the effectiveness of NEWCASTLE DISTRIBUTORS, LLC'S internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by NEWCASTLE DISTRIBUTORS, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because NEWCASTLE DISTRIBUTORS, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of NEWCASTLE DISTRIBUTORS, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

(CONTINUED)

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that NEWCASTLE DISTRIBUTORS, LLC'S practices and procedures, as described in the second paragraph of this report, were adequate as of the date of this report, to meet the SEC's objectives.

This report is intended solely for the information and use of The Members of, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

COMPUTATION FOR DETEREMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION TO RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Members of
NEWCASTLE DISTRIBUTORS, LLC
Avon, CT

NEWCASTLE DISTRIBUTORS, LLC does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, NEWCASTLE DISTRIBUTORS, LLC is exempt from the provisions of that rule.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

RECONCILIATION INCLUDING APPROPRIATE EXPLANATION OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE FIRM'S CORRESPONDING UNAUDITED PART 11 A FOCUS REPORT FILING

The Members of
NEWCASTLE DISTRIBUTORS, LLC
Avon, CT

There were no differences existing at December 31, 2014 between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2014.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE Members of
NEWCASTLE DISTRIBUTORS, LLC
Avon, CT

We have examined NEWCASTLE DISTRIBUTORS, LLC's statements, included in the accompanying Exemption Report, that (1) NEWCASTLE DISTRIBUTORS, LLC's internal control over compliance was effective during the most recent fiscal year ended DECEMBER 31, 2013; (2) NEWCASTLE DISTRIBUTORS, LLC's internal control over compliance was effective as of DECEMBER 31, 2013; 3) NEWCASTLE DISTRIBUTORS, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of January 20, 2014; and (4) the information used to state that NEWCASTLE DISTRIBUTORS, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from NEWCASTLE DISTRIBUTORS, LLC's books and records. NEWCASTLE DISTRIBUTORS, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing NEWCASTLE DISTRIBUTORS, LLC with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of NEWCASTLE DISTRIBUTORS, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on NEWCASTLE DISTRIBUTORS, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether NEWCASTLE DISTRIBUTORS, LLC's internal control over compliance was effective as of and during the most recent fiscal year ended DECEMBER 31, 2013; NEWCASTLE DISTRIBUTORS, LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2013; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2013 was as derived from NEWCASTLE DISTRIBUTORS, LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating NEWCASTLE DISTRIBUTORS, LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from NEWCASTLE DISTRIBUTORS, LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, NEWCASTLE DISTRIBUTORS, LLC's statements referred to above are fairly stated, in all material respects.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
FEBRUARY 5, 2015

Newcastle Distributors LLC Exemption Report

Newcastle Distributors LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a5-5, reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(i). The Company's transactions are limited to the private placement of securities with investors in behalf of issuers.

(2) The Company carries no accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transaction between the broker-dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Newcastle Distributors LLC".

(3) The Company has met the requirements of the claimed exemption for the entire 2014 fiscal year without exception.

Newcastle Distributors LLC

I, Paul A. Atkins, swear (or affirm) that, to my best knowledge and belief this Exemption Report is true and correct.

By: Paul A. Atkins

Principal